June 17, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Amanda Ravitz

                 Ms. Heather Percival

Re:	TPI Composites, Inc.
Amendment No. 4 to
Draft Registration Statement on Form S-1
Submitted April 8, 2016
CIK No. 0001455684

Dear Ms. Ravitz:

This letter is submitted on behalf of TPI Composites, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 (“Amendment 4”) to Draft Registration Statement on Form S-1 as set forth in your letter, dated April 29, 2016 (the “Comment Letter”) to Steven C. Lockard, Chief Executive Officer of the Company. We submit herewith the Company’s Registration Statement on Form S-1 (the “Registration Statement”) via the Commission’s EDGAR system, which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each such comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Page references in the response refer to the pages in the Registration Statement as filed with the Commission unless otherwise noted.

Long-term supply agreements provide significant revenue visibility, page 7

1.	Please balance your disclosure here with your disclosure on page 108 regarding the early termination provisions for your long-term supply agreements with your majority customer.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 7 and 8 of the Registration Statement to reflect a more balanced disclosure.

Global Wind Energy Market, page 87

2.	If the Paris Agreement does not implement penalties to “bind” participating countries to their respective emissions reduction targets, please clarify this in your disclosure in the last paragraph on page 89.

Ms. Amanda Ravitz

Ms. Heather Percival

June 17, 2016

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 94 of the Registration Statement to clarify that the Paris Agreement does not impose penalties on countries that fail to comply with the agreement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom

Ryan S. Sansom

Enclosures

cc:	William E. Siwek, TPI Composites, Inc. (w/o enclosures)
Steven Fishbach, Esq., TPI Composites, Inc. (w/o enclosures)
Bradley C. Weber, Esq., Goodwin Procter LLP (w/o enclosures)
Jesse Nevarez, Esq., Goodwin Procter LLP (w/o enclosures)
Alexander J. Callen, Esq., Goodwin Procter LLP (w/o enclosures)